EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2012	2011
Income before income taxes (1)	$9,017	$8,719

Add: Fixed charges, excluding capitalized interest	761	720

Income as adjusted before income taxes	$9,778	$9,439

Fixed charges:
Interest expense	$501	$469
Capitalized interest	14	6
Portion of rental expense representative of interest	260	251

Total fixed charges	$775	$726

Ratio of earnings to fixed charges	12.62	13.00

(1)         Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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